EXHIBIT 99.1

Colliers International Increases Semi-Annual Dividend on Common Shares to $0.05

TORONTO, May 31, 2016 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) ("Colliers") announced today that its board of directors has declared a semi-annual cash dividend on the outstanding Subordinate Voting Shares and Multiple Voting Shares (together, the "Common Shares") of Colliers of US$0.05 per Common Share. This dividend is an increase from the dividend of $0.04 per Common Share paid in respect of the semi-annual period ended December 31, 2015. The dividend is payable on July 8, 2016 to holders of Common Shares of record at the close of business on June 30, 2016. The dividend is an "eligible dividend" for Canadian income tax purposes.

About Colliers International Group Inc.

Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) is an industry leading global real estate services company with more than 16,000 skilled professionals operating in 66 countries. With an enterprising culture and significant employee ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 outsourcing firms by the International Association of Outsourcing Professionals’ Global Outsourcing for 11 consecutive years, more than any other real estate services firm.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Forward-Looking Statements

Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar expressions suggesting future outcomes or events. Colliers believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for Colliers’ services and the cost of providing services; (ii) the ability of Colliers to implement its business strategy, including Colliers’ ability to identify and acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in the Annual Information Form of Colliers for the year ended December 31, 2015 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COLLIERS CONTACTS:

Jay S. Hennick
Chairman and CEO

John B. Friedrichsen
CFO

(416) 960-9500